ING LOGO AMERICAS US Legal Services

J. Neil McMurdie Senior Counsel (860) 580-2824 Fax: (860) 580-4897 neil.mcmurdie@us.ing.com

December 26, 2012

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Attention: Filing Desk

Re:	FORM AW
ING Life Insurance and Annuity Company and its Variable Annuity Account B
File Nos. 333-167182 and 811-02512
Prospectus Title: ING express Retirement Variable Annuity

Ladies and Gentlemen:

On behalf of ING Life Insurance and Annuity Company and its Variable Annuity Account B, and pursuant to Rule 477(a)
under the Securities Act of 1933, we are writing to request withdrawal of Post-Effective Amendment No. 3, filed under Rule
485(a), to the registration on Form N-4 on October 26, 2012 (Accession No. 0000836687-12-000304). The purpose of the
October 26, 2012 filing was to revise the disclosures to be consistent with a new underlying variable annuity contract, along with its accompanying IRA and Roth IRA Endorsements. We are awaiting reviewer comments and will resubmit the prospectus disclosure at a later date.

No securities were ever offered for sale and no securities were ever sold in connection with the registration and the amendment.

If you have any questions, please call the undersigned at (860) 580-2824.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie

Windsor Site	ING North America Insurance Corporation
One Orange Way, C2N
Windsor, CT 06095-4774